UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under The Securities Exchange Act of 1934

For the month of October 2014
Commission File Number: 1-13064

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

A copy of the Registrant’s:

(a)	Interim financial statements and interim Management’s Discussion & Analysis for the third quarter, three months ended September 30, 2014; and

(b)	Press release dated October 29, 2014, NOVA Chemicals Reports 2014 Third Quarter Results;

are furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/ Alan S. Pretter
Alan S. Pretter
Corporate Secretary

October 29, 2014

EXHIBITS

Attached hereto is:

99.1	Interim financial statements and interim Management’s Discussion & Analysis of NOVA Chemicals Corporation for the third quarter, three months ended September 30, 2014.

99.2	Press release dated October 29, 2014 - NOVA Chemicals Reports 2014 Third Quarter Results.

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